Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: September 8, 2015

The following communication was sent to the employees of Media General, Inc. on September 8, 2015:

FINAL Email to all EE’s from Vince

Dear Team:

I am pleased to share with you some exciting news about our Company. Today we announced that Media General and Meredith Corporation will combine to create a leading multiplatform and diversified media company, which will be called Meredith Media General. A copy of the press release is attached.

If you’re not familiar with Meredith, it is a publicly held media and marketing services company with a 110-year history. Meredith uses multiple distribution platforms – including broadcast television, print, digital, mobile, tablets and video – to provide consumers with high quality content. The company reaches an audience of over 200 million people monthly through a wide variety of print and digital properties, specializing in content focused on key consumer areas such as food, home, parenthood and health. Meredith owns or operates 17 television stations reaching more than 10 percent of U.S. households.

The combined company will have attractive assets across TV broadcasting, proprietary branded content, and digital media. Meredith Media General will have a number of key competitive advantages that we believe will drive significant benefits for employees and shareholders, including, among other things:

●	The third-largest portfolio of major network affiliates, reaching 30% - or approximately 34 million - U.S. households;
●	A top digital platform, reaching more than 200 million monthly unique visitors;
●	Best-in-class content brands; and
●	A strong financial profile with significant free cash flow generation.

Together, Media General and Meredith will be well positioned to innovate, deliver quality content and choice to consumers and thrive in a highly competitive, rapidly evolving media marketplace. Most importantly, our two companies share similar values and cultures that focus on quality, customer service and value.

Upon closing of the transaction, Media General’s current Chairman, J. Stewart Bryan III, will serve as Chairman of the Board of Directors; Steve Lacy, the current Chairman, Chief Executive Officer and President of Meredith, will serve as the CEO of the combined company; and Joe Ceryanec, Meredith’s Chief Financial Officer will serve as CFO of the combined company.

Meredith Media General will be incorporated in Virginia, with corporate and executive offices in Des Moines, Iowa and Richmond, Virginia. Meredith shareholders will own approximately 35% of the combined company and existing Media General shareholders will have approximately 65% ownership. Media General shareholders will receive one share of the new holding company for each share of Media General that they own upon closing.

Next Steps

We expect to complete the transaction by June 30, 2016, subject to approval by Media General and Meredith shareholders, regulatory approvals and other customary closing conditions. Until this transaction closes, Media General and Meredith remain two separate companies and it is business as usual.

The integration process will take some time, and in the coming weeks, a transition-planning team will be established consisting of leaders from Media General and Meredith. This team will work on how to best integrate the companies following close. We will communicate more information to you as this process progresses.

Keeping You Informed

I am sure you have questions about today’s announcement. To help answer some of those, please find an FAQ attached.

It is likely that this announcement will generate interest from the media and other third parties, and it is important that the Company speaks with one voice. If you receive any inquiries about the transaction, I ask that you immediately forward them to Courtney Guertin at cguertin@mediageneral.com.

Thank you for your hard work and commitment to Media General. We are excited about this combination with Meredith and the opportunities it will create for all our stakeholders – and I hope that you share our enthusiasm.

Sincerely,

Vincent L. Sadusky

President and Chief Executive Officer

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation.) after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Marketing & Communications Director, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 26, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this press release regarding Media General, Meredith and Meredith Media General that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods Meredith Media General will use to finance the transaction, the impact of the transaction on Meredith Media General's anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined Meredith Media General is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Meredith Media General's ability to achieve the synergies and value creation contemplated by the proposed transaction; Meredith Media General's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or Meredith Media General. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.